SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                 MagnaData, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  559328 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                David R. Allison
                               1411 Hedgelawn Way
                               Raleigh, NC 27615
                                 (919) 872-0401
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559328 10 9                  13D                  Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David R. Allison

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         350,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         350,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


350,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559328 10 9                  13D                  Page 3 of 6 Pages

Item 1.     Security and Issuer.

         This statement on Schedule 13D (this "SCHEDULE 13D") relates to the Common Stock, par value $0.0001 per share (the "COMMON STOCK"), of MagnaData, Inc., a Delaware corporation (the "COMPANY"). The principal executive office of the Company is located at The Europa Center, 100 Europa Drive, Suite 455, Chapel Hill, North Carolina 27514.

Item 2.    Identity and Background.

(a) This Schedule 13D is being filed on behalf of David Allison (the "REPORTING PERSON").

(b) The business address of the Reporting Person is c/o MagnaData, Inc., The Europa Center, 100 Europa. Drive, Suite 455, Chapel Hill, North Carolina. 27517.

(c)     The Reporting Person is Secretary and Board Member.

(d) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Reporting person acquired the shares in the following transactions for the considerations described below:

Item 4.    Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock of the Company for investment purposes.

(a) Except as set forth below in this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

CUSIP No. 559328 10 9                  13D                  Page 4 of 6 Pages


     The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person's total personal net worth. One of the Reporting Person's investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Persons. Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions.

(b) The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger. reorganization or liquidation, involving the Company or any of its subsidiaries. The Company will, however, be evaluating acquiring allot parts of other companies as part of its business strategy and may from time to time do such acquisitions.

(c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) The Reporting Person does not have any specific plans to change the present Board of Directors or management of the Company. The Company, however, as a goal to increase the number of independent directors and to add experienced management. The Company will, therefore, be evaluating suitable candidates from time to time.

(e) The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company, except that the Company may from time to time send additional securities to raise capital.

(f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

(g) The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h) The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 559328 10 9                  13D                  Page 5 of 6 Pages


(j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 350,000 shares of Common Stock, which, represents approximately 28.5% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of and the shares of Common Stock reported in Item 5(a) of this Schedule 13D. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(c) The Reporting Person acquired all the shares reported herein in a private purchase on February 6, 2003 for $35.00 utilizing the Reporting Person's own funds.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      04-30-2004
                                        ----------------------------------------
                                                         (Date)


                                                  David R. Allison
                                        ----------------------------------------
                                                       (Signature)


                                         David R. Allison / Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).